Exhibit 99.2
 September 2020  Scorpio Tankers Inc. Credit Investor Presentation

 Disclaimer and Forward-looking Statements (1/2)  THIS DOCUMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM THE UNITED STATES OF AMERICA, ITS TERRITORIES OR POSSESSIONS, AUSTRALIA, CANADA, JAPAN, HONG KONG OR SOUTH AFRICA OR TO ANY RESIDENT THEREOF, OR ANY JURISDICTION WHERE SUCH DISTRIBUTION IS UNLAWFUL. THIS DOCUMENT IS NOT AN OFFER OR AN INVITATION TO BUY OR SELL SECURITIES.This presentation (the "Presentation") has been produced by Scorpio Tankers Inc. (the "Company" or the "Issuer") and together with its subsidiaries, the "Group" with the assistance of Skandinaviska Enskilda Banken AB (publ), Nordea Bank AbP and Pareto Securities AS (the "Managers") solely for use at the presentation to investors in connection with the contemplated offering of senior unsecured bonds (the "Bonds") by the Company (the "Offering"). The Presentation must be read in conjunction with other offering material, including the term Sheet (the "Term Sheet") and application form (the "Application Form"), all dated [●]. Particular reference is made to the "Risk factors" described in this Presentation.This Presentation is strictly confidential and may not be reproduced or redistributed in whole or in part to any person. Only the Issuer and the Managers are entitled to provide information in respect of matters described in this Presentation. Information obtained from other sources should not be relied upon. To the best of the knowledge of the Issuer, the information contained in this Presentation is in all material respects in accordance with the facts as of the date hereof, contains no omissions likely to affect its import. This Presentation is furnished by the Issuer and has not been independently verified. Please note that the Managers have not performed or engaged any external advisors to perform any legal, financial or technical due diligence of the Issuer and its assets. It is expressly noted that no representation or warranty, express or implied, as to the accuracy or completeness of any information included herein or any other information (whether written or oral) regarding the Group or the Offering is given by the Managers. The Managers expressly disclaim any liability whatsoever in connection with the Offering and this Presentation. Neither the Managers nor any of their parent or subsidiary undertakings or any such person's directors, officers, employees, advisors or representatives accepts any liability whatsoever arising directly or indirectly from the use of this Presentation.THIS PRESENTATION IS NOT A KEY INFORMATION DOCUMENT ("KID") UNDER THE REGULATION 2016/653/EU (THE "PRIIPS REGULATION") OR A PROPSPECTUS UNDER THE REGULATION 2017/1129/EU (THE "PROSPECTUS REGULATION"). THIS PRESENTATION IS BEING SUPPLIED TO PROFESSIONAL CLIENTS AND SELECTED NORWEGIAN RETAIL CLIENTS ONLY AND MAY NOT BE REPRODUCED, REDISTRIBUTED TO NON-PROFESSIONAL CLIENTS OR TO ANY PERSON TO WHICH DISTRIBUTION IS PROHIBITED BY LAW. PERSONS INTO WHOSE POSSESSION THIS DOCUMENT COMES SHOULD INFORM THEMSELVES ABOUT AND OBSERVE ANY SUCH RESTRICTIONS. BY RECEIVING THIS DOCUMENT POTENTIAL INVESTORS AGREE TO BE BOUND BY THE FOREGOING INSTRUCTIONS. EACH PERSON RECEIVING IT SHOULD CONSULT HIS/HER PROFESSIONAL ADVISERS TO ASCERTAIN THE SUITABILITY OF THE BONDS AS AN INVESTMENT. NONE OF THE ISSUER OR THE MANAGERS (AS DEFINED HEREIN) MAKES ANY REPRESENTATION AS TO (I) THE SUITABILITY OF THE BONDS FOR ANY PARTICULAR INVESTOR, (II) THE APPROPRIATE ACCOUNTING TREATMENT AND POTENTIAL TAX CONSEQUENCES OF INVESTING IN THE BONDS OR (III) THE FUTURE PERFORMANCE OF THE BONDS, EITHER IN ABSOLUTE TERMS OR RELATIVE TO COMPETING INVESTMENTS.Matters discussed in this Presentation may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect the Company's current views with respect to future events and financial performance. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” and similar expressions identify forward-looking statements. The forward-looking statements in this Presentation are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control. The Company cannot assure you that it will achieve or accomplish these expectations, beliefs or, projections.

 Disclaimer and Forward-looking Statements (2/2)  The Presentation is not intended to provide, and should not be relied upon for, legal, tax, regulatory, financial, accounting or investment advice, and does not purport to be complete on any topic addressed. The Issuer does not intend to update the information after its distribution, even in the event that the information becomes materially inaccurate. Calculations or figures herein have not been audited or verified by a third party. Use of different methods for preparing, calculating or presenting information may lead to materially different results. The Issuer makes no representation or warranties, expressed or implied, as to accuracy, reliability or completeness of the Presentation, and neither the Issuer nor any of its directors, officers or employees will have any liability to any persons resulting from its use.An investment in the Bonds involves risk as described in the risk factors in this Presentation. Risks and uncertainties include, but are not limited to, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the tanker vessel markets, changes in Group’s operating expenses, including bunker prices, drydocking and insurance costs, the fuel efficiency of our vessels, the market for the Company's vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental and environmental rules and regulations or actions taken by regulatory authorities including those that may limit the commercial useful lives of tankers, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports the Company files with, or furnishes to, the Securities and Exchange Commission, or the Commission, and the New York Stock Exchange, or NYSE.Please also note that the Issuer following the issuance of the Bonds may publish a listing prospectus. Such prospectus will include additional information and adjusted risk factors which are not included in this Presentation.The distribution of this Presentation and the offering or sale by the Issuer, or the application, subscription or purchase, of securities issued by the Issuer in certain jurisdictions is restricted by law. This Presentation does not constitute an offer of, or an invitation to purchase, any of the securities in any jurisdiction in which such offer or sale would be unlawful. No one has taken any action that would permit a public offering of securities to occur in any jurisdiction. Accordingly, neither this Presentation nor any advertisement or any other offering material may be distributed or published in any jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations.This Presentation speaks as of the date hereof and reflects the conditions and views as of the date set out on the front page of the Presentation. The information contained herein is subject to change, completion, or amendment without notice and there may have been changes in matters which affect the Company subsequent to the date of this Presentation. Neither the delivery of this Presentation nor any further discussions of the Company with any of the recipients shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since such date. In furnishing this Presentation, the Managers and Company undertake no obligation to update this Presentation or to provide the recipients with access to any additional information.With respect to Nordea Bank Abp (“Nordea”), to the extent that any aspect of the transaction constitutes activity that would require broker-dealer registration in the United States, such portion of the transaction will be conducted under a chaperoning arrangement that complies with the requirements of Rule 15a-6 promulgated under the Exchange Act. Nordea’s ability to engage in U.S. securities dealings is limited under the U.S. Bank Holding Company Act and it may not offer or sell securities that are offered or sold in the United States. Nordea will only offer and sell the notes that are part of its portion solely outside the United StatesThis Presentation is subject to Norwegian law and any disputes arising hereof are subject to the exclusive jurisdiction of Norwegian courts with Oslo District Court as legal venue.

 Table of Contents1. Summary of Terms2. Introduction to Scorpio Tankers3. IMO 2030 Compliance and ESG Overview4. Financials5. Product Tanker Market Overview6. Risk Factors7. Appendix

 1. Summary of Terms

 4  Issuer  Scorpio Tankers Inc.   Initial Issue Amount  Minimum USD 100 million   Maximum Issue Amount  USD 150 million   Interest Rate  [●] percentage points per annum, semi-annual interest payments   Maturity Date   [●] 2024 (4 years after Issue Date)  Issue Price  100.00% of the Nominal Amount   Amortization  The Bonds shall be repaid in full at the Maturity Date at 100% of the Nominal Amount (plus accrued interest on redeemed Bonds)  Status of the Bonds  Sr. Unsecured   Purpose of the Bonds  The net proceeds from the Bonds shall be used for general corporate purposes   Call options  Non-call 3 (Optional Early Redemption). Callable at 100% + 40% of the Interest Rate after 36 months, at 100% + 20% of the Interest Rate after 42 months, and at 100% of the nominal amount after 48 months   Financial Covenants  Net Debt to Total Capitalisation: The Issuer shall maintain a ratio of Net Debt to Total Capitalisation of not more than 0.65:1.00Tangible Net Worth: The Issuer shall maintain a Tangible Net Worth of not less than USD 1,000,000,000Minimum Liquidity: The Issuer shall at all times maintain a Liquidity of not less than the greater of:USD 25 million, and An amount calculated as the aggregate of (1) USD 250,000 for each Chartered Vessel and (2) USD 500,000 for each Fleet Vessel  Distribution Restrictions   The issuer shall not make any distribution in excess of USD 0.10 per share per quarter unless the Issuer has a minimum Liquidity of not less than USD 100 million immediately after making the Distribution   Change of Control   Investor put at 101% of the Nominal Amount   Share De-Listing Event  Investor put at 101% of the Nominal Amount   Minimum Subscription  The minimum permissible investment in the Bonds is USD 150,000, and integral multiples of USD 50,000, provided that the minimum investment shall in no event be less than the equivalent of EUR 100,000  Trustee  Nordic Trustee   Listing  Oslo Stock Exchange   Global Coordinator  SEB   Joint Lead Managers  SEB, Nordea, Pareto Securities and Credit Agricole   Summary of Terms

 2. Introduction to Scorpio Tankers

Credit Highlights

Significant Market Capitalization & Trading Liquidity	• Largest NYSE-listed product tanker owner with a market capitalization of $632m[1] and daily trading liquidity of $24 million • 85% free float with strong institutional ownership • Seasoned capital markets issuer with over $2.3 billion in equity raised since 2010
Largest & Most Modern Product Tanker Fleet in the World	• 134 wholly owned, finance leased or bareboat chartered-in tankers on the water with an average age of 4.8 years • Vessels trading within one of the world's largest product tanker platforms with a strong track record of outperforming the market
Proven Management Team & Significant Insider Ownership	• Experienced management team in place since 2010 IPO • Significant insider ownership, 10.3% through insiders and ownership as well as 4.5% through Scorpio Bulkers
Improving Financial Performance and Strong Balance Sheet	• Cash and cash equivalents of $285.7 million as of August 5, 2020 • Net income of $159 million and adjusted EBITDA of $590 million for the trailing 12 months ended June 30, 2020 • $1.7bn of net value in fleet and 62.5% Net LTV[2]
Limited Upcoming Debt Maturities & CapEx	• Refinanced major upcoming maturities through 2021 with limited and manageable amortization and maturities through 2024 • Limited future capex obligations following large non-recurring investments in ballast water treatment systems and scrubber installations since 2018
ESG & IMO 2030 Compliance	• Strong commitment to Sustainability and best practice ESG • Scorpio has exceeded the IMO 2030 Emissions Target by 23%
Favorable Long-Term Supply/Demand Fundamentals	• Refining capacity expansions continue to move closer to the well head and farther away from the consumer • Limited newbuilding orders drives lowest orderbook as a percentage of fleet ever recorded • Favorable supply/demand environment with demand to outstrip growth in 2021

1) As per 23rd September 2020
2) Based on a fleet count of 127 vessels, which excludes seven operating leased vessels under IFRS16

Scorpio Tankers Inc.
8

Scorpio Tankers at a Glance

Key Facts

- Scorpio Tankers Inc. ("Scorpio") is the world's largest product tanker owner, providing marine transportation of refined petroleum products (gasoline, diesel, jet fuel and naphtha) to a diversified blue-chip customer base
- NYSE-listed and compliant governance
- The Company's fleet consists of 134 wholly owned, finance leased or bareboat chartered-in tankers
- Vessels employed in well-established Scorpio pools with a strong track record of outperforming the market
- Headquartered in Monaco, Scorpio is incorporated in the Marshall Islands and is not subject to US income tax
- Diversified blue-chip customer base

Fleet Overview

Largest Product Tanker Fleet in the World

with 134 Vessels on the Water

18x Handymax (25,000 – 39,999 dwt)	**62x** MR (40,000 – 59,999 dwt)
12x LR1 (60,000 – 79,999 dwt)	**42x** LR2 (80,000 – 120,000 dwt)

Average Age of Fleet:
4.8 Years

Attractive Mix of
Modern MR and LR Vessels

Scrubber Fitted Vessels:
86 vessels[1]

91% of Fleet Built at
Leading Korean Shipyards[2]

1) As of August 5, 2020
2) Includes Tankers built at Hyundai's Vinashin yard in Vietnam

Scorpio Tankers Inc.
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Company Timeline

Fleet Size - Average # of Vessels[1]


3
6
11
11
16
32
73
78
96
119
123
136
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
1H-20
Scorpio Tankers Inc. is incorporated in the Republic of the Marshall Islands
IPO on the NYSE under the ticker "STNG"
Orders first 'Eco" spec product tanker
Took delivery of the STI Amber, the first 'Eco' vessel in the fleet
Orders series of 'Eco' handymax, MR and LR2 product tankers at Korean shipyards
Sells 11 VLGC newbuildings to Dorian LPG for 30% of the company
Sells 7 VLCC newbuildings to Gener8 for a gain of $51.4 million
Sells shares in Dorian LPG, recognizing a total gain of $39.6 million on the VLGC investment
Acquisition 27 'Eco' product tankers from Navig8, making Scorpio the world's largest LR2 owner
Announces the decision to install exhaust gas cleaning systems "scrubbers" on a majority of its fleet
Acquisition of 19 'Eco' product tankers from Trafigura Maritime Logistics

Fleet growth 2010-2020 supported by $2.3bn of equity raised

1) Excludes time chartered in vessels

SCORPIO Tankers Inc.
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Experienced Senior Management

Emanuele A. Lauro - CEO



- Chairman and Chief Executive Officer since IPO in 2010
- 17 years of shipping experience
- Director of the Standard Club from May 2013 to January 2019.
- Joined Scorpio in 2003 and has continued to serve there in a senior management position since 2004.
- Has a degree in international business from the European Business School, London.

Robert Bugbee - President



- Director and President since IPO in 2010
- 34 year of shipping experience
- President of OMI from 2002 until sale of company in 2007. Also served as Chief Operating Officer and Senior Vice President.
- He has an M.I.B. from the Norwegian School for Economics and Business Administration in and a B.A. (Honors) from London University.

Cameron Mackey- COO



- Chief Operating Officer since the closing of our IPO in 2010 and as a Director since 2013.
- 26 years of shipping experience
- Senior Vice President of OMI Marine Services LLC from 2004 to 2007.Served in the merchant navy, primarily for Mobil Oil Corporation, where he held the qualification of Master Mariner.
- He has an M.B.A. from the Sloan School of Management at the Massachusetts Institute of Technology, a B.S. from the Massachusetts Maritime Academy and a B.A. from Princeton University.

Brian Lee- CFO



- Chief Financial Officer since IPO in 2010.
- 22 years of shipping experience.
- Controller of OMI from 2001 until the sale of the company in 2007.
- Has an M.B.A. from the University of Connecticut and has a B.S. in Business Administration from the University at Buffalo, State University of New York

Filippo Lauro – VP



- Executive officer of the Company with the title of Vice President since 2015
- He joined Scorpio in 2010 and has continued to serve there in a senior management position.
- Prior to Scorpio, was the founder of and held senior executive roles in several private companies, primarily active in real estate, golf courses and resorts development.

Scorpio Tankers Inc.

11

 World’s largest and youngest product tanker fleet, including the leading owner in the MR and LR2 product tanker segmentsWhile a significant portion of the global MR and LR fleets are older than 15 years of age, the Scorpio fleet has an average age of 4.8 years  Source: Clarksons Shipping Intelligence September 2020Note: Figures do not include newbuild vessels on order.  Largest & Most Modern Product Tanker Fleet in the World

 13  Pool Customers  Top 5 customers account for 38% of earnings   High Quality Customer Base

Fleet Managed in Scorpio Commercial Pools Proves Benefits


Scorpio Handymax Tanker Pool
Scorpio Handymax Pool
$25,000
$20,000
$15,000
$10,000
$5,000
$0
Q1/17 Q2/17 Q3/17 Q4/17 Q1/18 Q2/18 Q3/18 Q4/18 Q1/19 Q2/19 Q3/19 Q4/19 Q1/20 Q2/20


Scorpio MR Tanker Pool
Scorpio MR
Clarksons MR
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$-
Q1/17 Q2/17 Q3/17 Q4/17 Q1/18 Q2/18 Q3/18 Q4/18 Q1/19 Q2/19 Q3/19 Q4/19 Q1/20 Q2/20


Scorpio LR1 Tanker Pool
Scorpio LR1
LR1 Benchmark (AG / EAST - AG / WEST - UKC / WAFR)
$45,000
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
Q3/17 Q4/17 Q1/18 Q2/18 Q3/18 Q4/18 Q1/19 Q2/19 Q3/19 Q4/19 Q1/20 Q2/20


Scorpio LR2 Tanker Pool
Scorpio LR2
LR2 Benchmark (AG / EAST - AG / WEST - UKC / EAST)
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
Q1/17 Q2/17 Q3/17 Q4/17 Q1/18 Q2/18 Q3/18 Q4/18 Q1/19 Q2/19 Q3/19 Q4/19 Q1/20 Q2/20

- Scorpio's trading platform operates one of the largest product tanker fleets in the market
- Commercial pools provide significant economies of scale
- Strong trading relationships with a high-quality customer base
- Scale and ability to serve customer base offers enhanced market intelligence and increased trading opportunities
- Real financial benefits for STNG and Scorpio Pool participants from consistent outperformance vs market

SCORPIO Tankers Inc.
14

COVID-19 Implications

Commercial

- Significant decrease in Q2-20 oil demand as travel restrictions and other preventive measures to reduce spread of COVID-19
- Oil price volatility and limited land based resulted in a large increase in contracts for product tankers to be used for floating storage
- Increased regional imbalance of refined products as countries deal with COVID-19 in different stages
- Recovery in demand for refined products in Q3-20 has led to significant draws in floating storage inventories

Operational

- Deferred drydock and scrubber installations given delays at drydock facilities
- Implemented work from home policy for land-based employees
- Arranged safe travel arrangements for crew and provided additional compensation for extended time at sea

Company TCE Rates During COVID-19 ($/day)



Q1-20
Q2-20
Q3-20*
$25,914
$46,988
$19,250
$20,296
$35,794
$18,500
$20,866
$21,508
$14,250
$22,564
$17,698
$10,000
LR2
LR1
MR
HM

*Company's guidance as of September 9, 2020

Scorpio Tankers Inc.
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 Market Cap ($m) (2)  Institutions (1)    SSH & Insiders  10.3%  Trafigura  7.8%  Dimensional Fund Advisors  4.9%  Scorpio Bulkers Inc.  4.5%  BlackRock Fund Advisors  3.7%  Jefferies  2.6%  Fidelity Management & Research Company  2.3%  Magallanes Value Investors  2.3%  Ninety One UK Limited  2.2%  Hosking Partners  2.2%  Susquehanna Financial Group  1.9%  State Street Global Advisors  1.5%  Wellington Management Company  1.4%  Cooper Creek Partners Management  1.0%  Bayberry Capital Partners  1.0%  Shareholders, Market Capitalization & Trading Liquidity   Bloomberg as per 21 September 2020Fearnleys Weekly Report as per 21 September 2020  Liquidity Per Day ($m/day) (2)

 3. IMO 2030 Compliance and ESG Overview

     Scorpio Tankers Fleet Energy Efficiency Existing Index1 “EEXI” (By Class)  Design Reductions  Prescient of IMO 2030 Emission Regulations, Scorpio is dedicated to operating a modern fleet that remains in line with the Energy Efficiency Design Index2 “EEDI” requirements put forth by the International Maritime Organization.  Operational Reductions  To further our commitment, Scorpio is constantly searching for new ways to optimize our commercial trading patterns maximizing fleet efficiency.  EEXI “Energy Efficiency Existing Index” - Refer to International Maritime Organization “IMO” for more information regarding EEXI and its calculationEEDI “Energy Efficiency Design Index” - Refer to International Maritime Organization “IMO” for more information regarding EEDI and its calculation  Scorpio has exceeded the IMO 2030 Emissions Target by 23%  Design Reductions  2030 Requirement (20% reduction)  Operational Reductions  -45%  -43%  -45%  -36%  Compliant with IMO’s 2030 regulations

Sustainability Overview

A Statement from Our Chairman



"At our core, we strive to be a responsible and ethical service provider, carefully weighing the interests of all our stakeholders. The concept of sustainability is not new to us. Our concern for the environment, for robust governance, and for social empathy are part of our history as they will be of our future."

Emanuele A. Lauro
Chairman, Director & Chief Executive Officer

Sustainability Reporting


SCORPIO

First annual report published in June 2020

Download the 2019 annual report at:

https://www.scorpiotankers.com/about-scorpio-tankers/sustainability/

We Choose to…

- Align with UN Sustainable Development Goals
- Maintain governance standards in excess of requirements for Foreign Private Issuers on NYSE
- Empower our environmental compliance team through a direct line of reporting to our Board
- Select high-efficiency vessel designs and operational measures to reduce our carbon footprint *(23% Below IMO 2030 Emissions Target)*
- Support local communities through our charitable endeavors
- Provide health insurance to our ship staff and their families

We Are Proud To Support

SUSTAINABLE DEVELOPMENT GOALS

We Are Proud to be Members of

IMEC

TRIDENT ALLIANCE

ISWAN

MACN
Maritime Anti-Corruption Network

SCORPIO Tankers Inc.

19

 4. Financials

 Historical Company TCE Rates  LR2 ($/day)  LR1 ($/day)  MR ($/day)  Handymax ($/day)

 Avg Number of Vessels1    Millions $USD  Revenue    EBITDA    Net Debt    Cash & Cash Equivalents    Shareholders’ Equity    Millions $USD  Millions $USD  Millions $USD  Millions $USD  Recent Financial Performance  Excludes time chartered in vessels

 Issuance Date  Security  Issuance  Coupon  Maturity  Outstanding Today   May-14  Unsecured Notes  $53.8   6.75%  May-20  $0.0  Oct-14  Unsecured Notes  $51.8   7.50%  May-17  $0.0   Mar-17  Unsecured Notes  $57.5   8.25%  Jun-19  $0.0   Jun-14  Convertible Bond  $360.0    2.375%  Jul-19  $0.01   May/Jul-18  Convertible Bond  $203.5   3.00%  May-22  $151.2   June-20  Unsecured Notes  $28.1  7.50%  June-25  $28.1  Track Record of Issuance & Repayment of Fixed Income Notes    Since 2014, the Company has issued $551.2 million in unsecured and convertible notes, of which $371.9 million has been repaid  Equity & Debt Capital Market Transactions ($ millions)    Proven Access to the Capital Markets  In May 2018 and July 2018, the Company exchanged $188.5m and $15.0m of this bond into a new 3.0% convertible bond (as covered in the table)

 Limited Debt Maturities through 2024  Annual Debt Repayment Schedule    Balloon payments expected to be refinanced given the young age of the vessels  Millions $USD

 Limited Capex Commitments Going Forward     Since 2018, the Company completed $362.4 million in capex payments for drydock, ballast water treatment systems and scrubbers Remaining capex for 2H-20 and FY-21 is $82.2 million for which the company has $56 million of available scrubber finance that has yet to be drawn1  Millions $USD  Company CapEx (Drydock, BWTS & Scrubber Installations)  As of August 5, 2020

 Leverage Overview  Financial Institutions  ECAs    Banks    Lessors    *Based on June 30 broker values1) Excludes seven operating leased vessels under IFRS 16    Excellent relationships and enhanced reputation with creditors    Strong (non-transactional) direct relationships with Chinese and Norwegian Lessors     All secured debt are amortizing which minimizes balloon risks    Standardized covenants  Debt Overview by Type  LTV Analysis on Fleet1  (Figures in Million $US)  As of June of 30,2020  Bank / ECA Credit Facilities  $1,031.5  Lease Financing   $1,860.6  IFRS 16 Leases ( 7 vessels)  $47.4  Total Secured Debt  $2,939.5  Convertible Notes Due 2022  $203.5  Unsecured Senior Notes Due 2025  $28.1  Total Unsecured Debt  $231.6  Total Debt  $3,171.1  (Figures in Million $US)  As of June of 30,2020  Book Value of Fleet1  $4,808  Market Value of Fleet1* (“A”)  $4,595  Total Debt1 (“B”)  $3,124  Cash (“C”)  $251  Net Value in Fleet (“A”)-(“B”)+(“C”)  $1,722  Gross LTV  68%  Net LTV  62.5%

 Potential Cash Flow Generation  Note: Annual revenue calculated as TCE Rate x 365 days x number of vessels. Based on 134 vessels and assumes vessel cash breakeven of $17,100 per day and debt repayment of $279m from Q4-20 through Q3-21  (1) TCE Rate reflects a market TCE Rate for a non-scrubber ECO vessel.  Potential Annual Cash Flow Generation Including Debt Repayment    Millions $USD  TCE Rate ($/day) (1)

 Scrubber Investment  As of August 5, 2020 the Company had 86 vessels with exhaust gas cleaning systems “scrubbers”34 LR2s, 6 LR1s and 46 MRsThe company has plans to install an additional 30 scrubbers on its vessels2H-201: 11 vessels (7 LR2s, 1 LR1 and 3 MRs)FY-21: 9 vessels (1 LR2s and 8 MRs)FY-22: 10 vessels (5 LR1s and 5 MRs)VLSFO-HSFO spread has narrowed due to oversupply of crude and refined products as a result of COVID-19VLSFO-HSFO spread year to date of $108 per MT and currently at $65 per MTWhile spread has narrowed, it’s expected to widen as oversupply of products approaches normalized levels and the limited alternative uses for HSFOProvides downside protection to rising or potential spikes to VLSFO fuel price   Daily Fuel Savings ($/day)  Annual Fuel Savings ($USD Millions)      VSLFO-HSFO Spread ($/MT)  VSLFO-HSFO Spread ($/MT)  As of August 5, 2020

 5. Product Tanker Market Overview

What are Product Tankers?

- Product tankers provide marine transportation of refined petroleum products or "clean products" (gas oil/diesel, gasoline, jet fuel and naphtha), while crude tankers transport "dirty products" (crude oil and fuel oil)
- Product tankers have coated tanks, typically epoxy, making them easy to clean and preventing cargo contamination and hull corrosion, whereas crude tankers have uncoated tanks

Product Tanker Segments

Product Tanker Segment	DWT	Cargo Capacity	Scorpio vessels on the Water
Long Range 2 "LR2"	80,000-120,000 DWT	615,000-800,000 bbls	42
Long Range 1 "LR1"	60,000-79,999 DWT	345,000-615,000 bbls	12
Medium Range "MR"	40,000-59,999 DWT	300,000-350,000 bbls	62
Handymax	25,000-39,999 DWT	200,000-250,000 bbls	18

Product Tanker Cargos


Naphtha
Clean Condensate
Jet Fuels
Kerosene
Gasoline
Vegoil
Gasoils
Diesels
Cycle Oils
Fuel Oils
Chemicals
Clean Products
-
-
-
-
-
Dirty Products
Crude Oil

Scorpio Tankers Inc.
30

 Oil consumption growth Refinery marginsRefinery throughput  Dislocation between refinery and consumerRefining capacity expansions have moved closer to the well head and further away from the consumer  Arbitrage opportunities from price volatilityLow inventory levelsGrowing regional imbalances from crude slates, product grades and refining capacity   Product Tanker Demand  Product Tanker Demand Drivers

Short-Term Market Update

- Oversupply of refined products as a result of COVID-19 and subsequent increase in floating storage pushed product tanker rates to record levels
- A strong recovery in global demand for refined products coupled with lower refinery utilization rates has led to the rapid reduction in floating storage inventories
  - Refined product floating storage inventories have declined from 104.1 mb in May to 33.9 mb in September
- As vessels re-entered the spot market from concluding floating storage contracts and refinery utilization rates remained at low levels, the benefit of rapid destocking came at the price of lower spot rates
- However, the large decrease in floating storage, rapid demand recovery and higher utilization rates is encouraging looking forward

Refined Product Floating Storage (million barrels) (1)



120
100
80
60
40
20
0
104.1
33.9
Sep-19
Oct-19
Nov-19
Dec-19
Jan-20
Feb-20
Mar-20
Apr-20
May-20
Jun-20
Jul-20
Aug-20
Sep-20

Global Refinery Runs (mb/d) (2)



FY-19
FY-20
FY-20e
85
80
75
70
65
60
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

1) Clarksons Research Intelligence, September 2020
2) Energy Aspects, September 2020

32

Long-Term Fundamentals

- Since Q4-18, year over year quarterly Company TCE rates have been higher every quarter suggesting that the market has continued to tighten
- Seaborne refined product exports and ton mile demand are estimated to increase 6.1% and 7% in 2021, respectively [1]
- IMF forecasts world real GDP increasing by 5.4% in 2021, driven by emerging markets/developing economies (5.9%) and advanced economies (4.8%) in 2021 [2]
- Refinery capacity expansions in the Middle East scheduled to come online over next two quarters
- Potential idling/closures of less efficient or remotely located refining capacity could further increase regional supply/demand imbalances
- Limited newbuilding orders have kept the product tanker orderbook as a % of fleet near historical lows, currently at 7% of the existing fleet
- Including newbuilding vessels on order, a significant % the product tanker fleet will turn 15 years and older during the next three years

Ton Mile Demand Expected to Increase in 2021 [1]



Billion Ton Miles
3,500
3,000
2,500
2,000
1,500
1,000
500
-
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020e
2021e

1) Clarksons Research Intelligence, September 2020
2) IMF, June 2020

33

 Scorpio Average Fleet TCE ($/day)  Since Q4-18, year over year quarterly Company TCE rates have been higher every quarter    (1)  1) Based on Q3-19 guidance as of September 9, 2020  Spot Rates Have Continued to Improve

Crude & Product Tanker Differentiation

- The LR2 product tanker and aframax crude tanker are structurally similar ships, but the LR2 has coated tanks and the aframax does not
- Historically crude and product tanker rates have been strongly correlated. However, recently we have seen a deviation in the correlation between crude and product tanker rates

LR2 Product Tanker Earnings vs Aframax Crude Tanker Earnings ($/day)


Aframax Crude Tanker Earnings
LR2 Product Tanker Earnings
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0
Jan-2019
Mar-2019
May-2019
Jul-2019
Sep-2019
Nov-2019
Jan-2020
Mar-2020
May-2020
Jul-2020
Sep-2020

Delta of LR2 Product Tanker vs Aframax Crude Tankers ($/day)


$80,000
$60,000
$40,000
$20,000
$0
-$20,000
-$40,000
-$60,000
Jan-2019
Mar-2019
May-2019
Jul-2019
Sep-2019
Nov-2019
Jan-2020
Mar-2020
May-2020
Jul-2020
Sep-2020

Source: Clarksons Research Intelligence, September 2020

35

 Middle Eastern Refining Capacity  Saudi Domestic Refining Capacity  Middle eastern refining capacity continues to expandSince investing in new domestic refining capacity, Saudi Arabia has increased refined product exports 400% since 2013The last of Saudi’s 400 kb/d mega refinery series, Jazan, is expected to come online in Q4-20Kuwait’s 6145 kb/d Al Zhour refinery is expected to come online in Q1-21In addition, potential idling/closures of less efficient or remotely located refining capacity outside of the Middle East could further increase regional supply/demand imbalances and refined product exports  Saudi Arabia Refined Product Exports (mb/d) (1)      Source: IEA1) JODI  Operational  Refinery  Capacity (kb/d)  1967  Jiddah  77  1979  Yanbu  243  1981  Riyadh  126  1983  SAMREF – Yanbu  400  1986  SASREF - Jubail  305  1986  Ras Tanura  550  1990  Petro Rabigh  400  2014  YASREF - Yanbu  400  2014  SATORP - Jubail  400    Current Domestic Capacity  2,901  Q4-2020  Jazan  400    Total Domestic Capacity  3,301

   Orderbook as % of Fleet    Newbuilding Orders  Limited newbuilding orders coupled with a low orderbook has kept orderbook as % of fleet near historical lowRegulatory uncertainty around IMO 2030/2050 emission reductions and propulsions systems to act as a constraint on newbuilding activity until regulations become clear  Source: Clarksons Research Intelligence, September 2020  Orderbook as % of Fleet Remains Near Historical Low

 Demand Expected to Outpace Supply in 2021  Source: Clarksons Shipping Intelligence, September 2020Note: Supply slippage on scheduled newbuilding deliveries of 20% for 2020/2021, Scrapping assumptions for 2020/2021 is 2.0 million dwt per year.

 Including the newbuilding orderbook, a significant % the product tanker fleet will turn 15 years and older during the next three years   Fleet Age Profile Today vs 2023 (Including Newbuilding Orders)    Source: Clarksons Research Intelligence, September 2020  Significant % of the Fleet Turning 15 Years & Older

 A Liquid Secondhand Market Throughout The Cycles     Number of Vessel Sales in Secondhand Market  # of vessel sales

 6. Risk Factors

 Risk Factors  Investing in the Bonds involves a high degree of risk. A prospective investors should consider carefully all of the information set forth in this presentation, and in particular, the specific risk factors set out below. An investment in the Bonds is suitable only for investors who understand the risk factors associated with this type of investment and who can afford a loss of all or part of the investment. If any of the risks described below materialize, individually or together with other circumstances, they may have a material adverse effect on the Group and its business, financial condition, results of operations, cash flow and/or prospects, which may cause a decline in the value of the Bonds that could result in a loss of all or part of any investment. The risks and uncertainties described below are not intended to be exhaustive and are not the only ones faced by the Group. Additional risks and uncertainties, including risks and that the Group currently believes are less material or likely, or that are not presently known to the Group, may also have a material adverse effect on the value of any investment. The order in which the risks are presented below is not intended to provide an indication of the likelihood of their occurrence nor of their severity or significance.RISKS RELATED TO OUR INDUSTRYThe tanker industry is cyclical and volatile, which may adversely affect our earnings and available cash flowPeriodic adjustments to the supply of and demand for oil tankers cause the industry to be cyclical in nature. A worsening of current global economic conditions may cause tanker charter rates to decline and thereby adversely affect our ability to charter or re-charter our vessels or to sell them on the expiration or termination of their charters, and the rates payable in respect of our vessels currently operating in tanker pools, or any renewal or replacement charters that we enter into, may not be sufficient to allow us to operate our vessels profitably. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictableIn addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency and age profile of the existing tanker fleet in the market, and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.We anticipate that the future demand for our tankers will be dependent upon economic growth in the world’s economies, seasonal and regional changes in demand, changes in the capacity of the global tanker fleet and the sources and supply of oil and petroleum products to be transported by sea. Given the number of new tankers currently on order with shipyards, the capacity of the global tanker fleet seems likely to increase and there can be no assurance as to the timing or extent of future economic growth. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.Declines in oil and natural gas prices for an extended period of time, or market expectations of potential decreases in these prices, could negatively affect our future growth in the tanker and offshore sector. Sustained periods of low oil and natural gas prices typically result in reduced exploration and extraction because oil and natural gas companies’ capital expenditure budgets are subject to cash flow from such activities and are therefore sensitive to changes in energy prices. These changes in commodity prices can have a material effect on demand for our services, and periods of low demand can cause excess vessel supply and intensify the competition in the industry, which often results in vessels, particularly older and less technologically-advanced vessels, being idle for long periods of time. We cannot predict the future level of demand for our services or future conditions of the oil and natural gas industry. Any decrease in exploration, development or production expenditures by oil and natural gas companies could reduce our revenues and materially harm our business, results of operations and cash available for distribution.We are dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earningsThe spot charter market may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the competitive spot charter market, including within the Scorpio Pools, depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot charter rates have declined below the operating cost of vessels. If spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.Our ability to renew expiring charters or obtain new charters will depend on the prevailing market conditions at the time. If we are not able to obtain new charters in direct continuation with existing charters or upon taking delivery of a newly acquired vessel, or if new charters are entered into at charter rates substantially below the existing charter rates or on terms otherwise less favorable compared to existing charter terms, our revenues and profitability could be adversely affected.

 Risk Factors (cont’d)  An over-supply of tanker capacity may lead to a reduction in charter rates, vessel values, and profitabilityThe market supply of tankers is affected by a number of factors, such as supply and demand for energy resources, including oil and petroleum products, supply and demand for seaborne transportation of such energy resources, and the current and expected purchase orders for newbuildings. If the capacity of new tankers delivered exceeds the capacity of tankers being scrapped and converted to non-trading tankers, tanker capacity will increase. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly or declines, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations and available cash.In addition, product tankers may be "cleaned up" from "dirty/crude" trades and swapped back into the product tanker market which would increase the available product tanker tonnage which may in turn affect the supply and demand balance for product tankers. This could have an adverse effect on our future performance, results of operations, cash flows and financial position.Acts of piracy on ocean-going vessels could adversely affect our businessActs of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, the Gulf of Guinea, the Gulf of Aden and the Sulu Sea. Sea piracy incidents continue to occur, with drybulk vessels and tankers particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew and security equipment costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention or hijacking as a result of an act of piracy against our vessels, or increases in cost associated with seeking to avoid such events (including increased bunker costs resulting from vessels being rerouted or travelling at increased speeds as recommended by BMP4), or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, ability to pay dividends, cash flows and financial condition and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.Changes in fuel, or bunkers, prices may adversely affect our profitsFuel, or bunkers, is typically the largest expense in our shipping operations for our vessels and changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Tanker rates also fluctuate based on seasonal variations in demandTanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance that is typically conducted in the summer months. In addition, unpredictable weather patterns during the winter months in the northern hemisphere tend to disrupt vessel routing and scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months. As a result, revenues generated by our vessels have historically been weaker during the quarters ended June 30 and September 30, and stronger in the quarters ended March 31 and December 31.

 Risk Factors (cont’d)  Volatility in economic conditions throughout the world could have an adverse impact on our results of operations and financial condition.Our business and profitability are affected by the overall level of demand for our vessels, which in turn is affected by trends in global economic conditions. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. In the past, declines in global economic activity significantly reduced the level of demand for our vessels. The world economy continues to face a number of challenges and an extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and for our services. Such changes could adversely affect our future performance, results of operations, cash flows and financial position.We also face risks attendant to changes in interest rates, along with instability in the banking and securities markets around the world, among other factors. These risks factors may have a material adverse effect on our results of operations and financial condition and may cause the price of our common shares to decline.A shift in consumer demand from oil towards other energy sources or changes to trade patterns for refined oil products may have a material adverse effect on our businessA significant portion of our earnings are related to the oil industry. A shift in the consumer demand from oil towards other energy resources such as wind energy, solar energy, or water energy would potentially affect the demand for our product tankers. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position. Seaborne trading and distribution patterns are primarily influenced by the relative advantage of the various sources of production, locations of consumption, pricing differentials and seasonality. Changes to the trade patterns of refined oil products may have a significant negative or positive impact on the ton-mile and therefore the demand for our product tankers. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position.An inability to effectively time investments in and divestments of vessels could prevent the implementation of our business strategy and negatively impact our results of operations and financial conditionOur strategy is to own and operate a fleet large enough to provide global coverage, but no larger than what the demand for our services can support over a longer period by both contracting newbuildings and through acquisitions and disposals in the secondhand market. Our business is greatly influenced by the timing of investments and/or divestments and contracting of newbuildings. If we are unable able to identify the optimal timing of such investments, divestments or contracting of newbuildings in relation to the shipping value cycle due to capital restraints, this could have a material adverse effect on our competitive position, future performance, results of operations, cash flows and financial position.We operate tankers worldwide, and as a result, we are exposed to inherent operational and international risks, which may adversely affect our business and financial conditionThe operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These hazards may result in death or injury to persons, loss of revenues or property, payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships, market disruptions, and interference with shipping routes (such as delay or rerouting), which may reduce our revenue or increase our expenses and also subject us to litigation. In addition, the operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage, and the associated costs could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities may adversely affect our business and financial condition. Further, the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs, or loss which could negatively impact our business, financial condition, results of operations and available cash.

 Risk Factors (cont’d)  RISKS RELATED TO OUR COMPANYWe operate secondhand vessels, which exposes us to increased operating costs which could adversely affect our earnings and, as our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable chartersWe have acquired and may continue to acquire secondhand vessels. We are entitled to inspect such vessels prior to purchase, but this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties from the builders for the secondhand vessels that we acquire.In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel-efficient than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful livesAn increase in operating costs would decrease earnings and available cashUnder time charter agreements, the charterer is responsible for voyage costs and the owner is responsible for the vessel operating costs. We currently do not have any vessels on long-term time charter-out agreements (with initial terms of one year or greater) and we have 10 vessels operating under bareboat charter-in agreements. When our owned or finance leased vessels are employed in one of the Scorpio Pools, the pool is responsible for voyage expenses and we are responsible for vessel costs. As of September 22, 2019 all of our owned or finance leased vessels and all of our time or bareboat chartered-in vessels were employed through the Scorpio Pools. When our vessels operate directly in the spot market, we are responsible for both voyage expenses and vessel operating costs. Our vessel operating costs include the costs of crew, fuel (for spot chartered vessels), provisions, deck and engine stores, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Further, if our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. Increases in any of these expenses would decrease earnings and available cash. We will be required to make additional capital expenditures should we determine to expand the number of vessels in our fleet and to maintain all our vesselsOur business strategy is based in part upon the expansion of our fleet through the purchase of additional vessels. While we currently have no vessels on order, if we are unable to fulfill our obligations under any memorandum of agreement for any future vessel acquisitions, the sellers of such vessels may be permitted to terminate such contracts and we may forfeit all or a portion of the 17 down payments we have already made under such contracts, and we may be sued for, among other things, any outstanding balances we are obligated to pay and other damages.In addition, we will incur significant maintenance costs for our existing and any newly-acquired vessels. A newbuilding vessel must be drydocked within five years of its delivery from a shipyard, and vessels are typically drydocked every 30 months thereafter, not including any unexpected repairs. We estimate the cost to drydock a vessel to be between $500,000 and $1,500,000, excluding costs relating to compliance with applicable ballast water treatment requirements and costs related to exhaust gas cleaning systems, depending on the size and condition of the vessel and the location of drydocking.If we do not generate or reserve enough cash flow from operations to pay for our capital expenditures, we may need to incur additional indebtedness or enter into alternative financing arrangements, which may be on terms that are unfavorable to us. If we are unable to fund our obligations or to secure financing, it would have a material adverse effect on our results of operations.Declines in charter rates and other market deterioration could cause us to incur impairment chargesWe evaluate the carrying amounts of our vessels to determine if events have occurred that would require an impairment of their carrying amounts. The recoverable amount of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. The review for potential impairment indicators and projection of future cash flows related to the vessels is complex and requires us to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile.

 Risk Factors (cont’d)  The market values of our vessels may decrease, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our current or future debt facilities and we may incur a loss if we sell vessels following a decline in their market valueThe fair market values of our vessels have generally experienced high volatility. The fair market values for tankers declined significantly from historically high levels reached in 2008 and remain at relatively low levels. Such prices may fluctuate depending on a number of factors including, but not limited to, the prevailing level of charter rates and day rates, general economic and market conditions affecting the international shipping industry, types, sizes and ages of vessels, supply and demand for vessels, availability of or developments in other modes of transportation, competition from other tanker companies, cost of newbuildings, applicable governmental or other regulations and technological advances. In addition, as vessels grow older, they generally decline in value. If the fair market values of our vessels decline we may not be in compliance with certain covenants contained in our secured credit facilities, which may result in an event of default. In such circumstances, we may not be able to refinance our debt, obtain additional financing or make distributions to our shareholders and our subsidiaries may not be able to make distributions to us. The prepayment of certain debt facilities may be necessary to cause us to maintain compliance with certain covenants in the event that the value of 18 the vessels falls below certain levels. If we are not able to comply with the covenants in our secured credit facilities, and are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our fleet.Additionally, if we sell one or more of our vessels at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying value on our consolidated financial statements, resulting in a loss on sale or an impairment loss being recognized, ultimately leading to a reduction in earnings. Furthermore, if vessel values fall significantly, this could indicate a decrease in the recoverable amount for the vessel which may result in an impairment adjustment in our financial statements, which could adversely affect our financial results and condition.If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, at the end of a vessel’s useful life our revenue will decline, which would adversely affect our business, results of operations, financial condition, and available cashIf we do not set aside funds or are unable to borrow or raise funds, including through equity issuances, for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to occur between 2037 and 2043, depending on the vessel. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition, and available cash per share would be adversely affected. Any funds set aside for vessel replacement will reduce available cash.We are subject to certain risks with respect to our counterparties on contracts, including our vessel employment arrangements, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flowsWe have entered into, and may enter into in the future, various contracts, including, without limitation, charter and pooling agreements relating to the employment of our vessels, newbuilding contracts, debt facilities, and other agreements. Such agreements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, and the overall financial condition of the counterparty.In addition, with respect to our charter arrangements, in depressed market conditions, our charterers may no longer need a vessel that is then under charter or may be able to obtain a comparable vessel at lower rates. As a result, charterers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates. As a result, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends on our common shares and interest on our debt securities and comply with covenants in our credit facilities.RISK RELATED TO THE BONDBonds are senior unsecured obligations and are effectively subordinated to the Company's secured debt. In the event of a bankruptcy, restructuring or similar proceeding involving the Company or a subsidiary, the assets that serve as collateral will be available to satisfy the obligations under any secured debt before any payments are made on the bonds, and investors may lose the value of their entire investment in the bonds (including coupon and other interest thereon) or part of it, as the case may be.

 7. Appendix

Scorpio Group of Companies

Overview of Scorpio

- 1970 - After managing a fleet in Europe, Glauco Lolli-Ghetti moves to New York and begins Scorpio Ship Management
- 1972 - Glauco Lolli-Ghetti is named "Maritime Man of the Year" for pioneering a 12-vessel fleet that is both eco-friendly and safe
- 1974 - Scorpio Ship Management moves to Monte Carlo—a rising commercial shipping center
- 2003 - Glauco Lolli-Ghetti's grandson, Emanuele Lauro, joins Scorpio
- 2004 - Emanuele Lauro is appointed Managing Director of Scorpio Ship Management. The first Scorpio Pool is established.
- Today, the Scorpio Group of Companies:
  - Employs 5,700 seafarers and 600 shore staff across 14 offices worldwide
  - Commercially manages over 230 ships with 20 pool partners

Overview of Management Agreements

	Commercial Management	Technical Management	Administrative Services
Description	Employment of the vessels, business development, commercial operation and administration	Part of daily opex. Includes: Crewing, maintenance and repair (incl. attendance at drydocking), supplies and provisioning, insurance	Accounting, legal compliance, financial, information technology services and the provision of administrative staff and office space
Fee	Commercial Pool Fees • 1.50% of commission on gross revenue • LR2 vessels $250 per day • LR1/Panamax vessels $300 per day • Handymax/MR vessels $325 per day • These are the same fees that SCM charges other vessels in these pools, including third-party owned vessels	• USD 175,000 per vessel per year + certain itemized expenses in the technical management agreement	• Reimburse our Administrator for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above
Counterpart:	Scorpio Commercial Management S.A.M.	Scorpio Ship Management S.A.M.	Scorpio Services Holding Limited

Scorpio Tankers Inc.

48

Historical Financials – Income Statement  (In '000s of USD)  1H-20     FY-19     FY-18  Revenue   $ 600,407      $ 704,325      $ 585,047               Vessel operating costs   (161,221)     (294,531)     (280,460)  Voyage expenses   (7,125)     (6,160)     (5,146)  Charterhire   -      (4,399)     (59,632)  Depreciation   (121,749)     (206,968)     (176,723)  G&A   (36,010)     (62,295)     (52,272)  Merger related transaction costs   -      -      (272)  Operating income / (loss)   $ 274,302      $ 129,972      $ 10,542               Net finance expenses   (83,032)     (178,053)     (182,170)  Loss on exchange of convertible notes   -      -      (17,838)  Other expenses, net   (702)     (409)     (605)              Net (loss) / income   $ 190,568       $ (48,490)      $ (190,071)              Add Back            Financial expenses   83,032      178,053      182,170   Depreciation & amortization   121,749      206,968      176,723   Merger related transaction costs   -      -      272   Loss on exchange of convertible notes   -      -      17,838   Adjusted EBITDA   $ 395,349       $ 336,531       $ 186,932

 Historical Financials – Cash Flow  (In '000s of USD)  1H-20     FY-19     FY-18  Net Income (Loss)   $ 190,568      $ (48,490)     $ (190,071)  Depreciation and amortization   140,190      241,430      212,811   Other    6,620      16,456      48,054   Changes in working Capital   (45,283)     116      (13,004)  Net cash inflow from operating activities   $ 292,095       $ 209,512       $ 57,790               Investment in fixed assets   (119,805)     (206,973)     (52,737)  Proceeds from sale of fixed assets            Net cash outflow from investing activities   $ (119,805)      $ (206,973)      $ (52,737)              Change in debt   (114,837)     (422,267)     121,474   Dividends   (11,739)     (21,278)     (15,127)  Change in equity   2,575      49,666      296,687   Other   -      (9)     (897)  Net cash (outflow) / inflow from financing activities   $ (124,001)      $ (393,888)      $ 402,137               Change in cash balance   $ 48,289       $ (391,349)      $ 407,190

 Historical Financials – Balance Sheet  (In '000s of USD)  June 30,2020     December 31, 2019    December 31, 2018  Cash and cash equivalents   $ 250,529      $ 202,303      $ 593,652   Accounts receivable   114,925      78,174      69,718   Other current assets   21,662      22,501      23,971   Vessels and drydock   4,062,574      4,008,158      3,997,789   Right of use assets   791,927      697,903      -   Other non-current assets   107,520      154,971      99,034   Total assets   $ 5,349,137       $ 5,164,010       $ 4,784,164               Current portion of long-term debt   $ 340,203      $ 357,711      $ 412,363   Current portion of IFRS 16 lease liability   62,255      63,946      -   Other current liabilities   51,036      64,574      34,837   Long-term portion of long-term debt   2,150,673      2,194,762      2,497,952   Long-term portion of IFRS 16 lease liability   571,295      506,028      -   Total liabilities   $ 3,175,462       $ 3,187,021       $ 2,945,152               Total shareholders' equity   $ 2,173,738      $ 1,976,989      $ 1,839,012   Total liabilities and shareholders' equity   $ 5,349,200       $ 5,164,010       $ 4,784,164